THERON RESOURCE GROUP
Flat D-E, 24/F Dragon Centre
79 Wing Hong Street
Kowloon, Hong Kong

November 14, 2012

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D. C. 20549-7010

ATTN:	Jamie Kessel
Staff Accountant
Office of Beverages, Apparel and Mining

Re:	Theron Resource Group
Item 4.01 Form 8-K
Filed October 19, 2012
File No. 000-53845

Ladies and Gentlemen:

Thank you for your comment letter dated October 23, 2012 (the “Comment Letter”), with respect to the above-captioned Item 4.01 Form 8-K. We have filed our revised Form 8-K of Theron Resource Group, a Wyoming corporation (the “Company”), and our Form 8-K/A incorporates our responses to your comments, and this letter sets forth each of your comments with our responses below.

For your information, we have filed our Form 8-K/A on the EDGAR system, and have also filed a marked copy on the EDGAR system.

Item 4.01 Form 8-K filed October 19, 2012

Comment No.

1.	Please revise your disclosure to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K.

Response 1: We have made the requested corrective disclosure in the first paragraph of our Form 8-K/A.

U.S. Securities and Exchange Commission
November 14, 2012

2.

Please revise your disclosure to indicate whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal (i.e. October 18, 2012) there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.

Response 2: We have revised our disclosure in paragraph five to correctly state the period to include the any subsequent interim period through the date of resignation, declination or dismissal.

3.

Please remove the form letter is currently attached as Exhibit 16 as this letter was not obtained from your prior auditor. Please obtain and file an Exhibit 16 letter from your prior auditor that references your revised Form 8-K.

Response 3: We have obtained the Exhibit 16 letter from our prior auditor that references our revised Form 8-K.

We acknowledge that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions. We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Wing Kin Tsang
Wing Kin Tsang
Chief Executive Officer

cc: Harold H. Martin,
Esq. Enclosures